FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)
FILING: REGISTRATION STATEMENT ON FORM S-4, AS AMENDED (REGISTRATION NO. 333-117325)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

FOR IMMEDIATE RELEASE

ISS, LEADING PROXY ADVISORY FIRM, RECOMMENDS COEUR SHAREHOLDERS
VOTE FOR WHEATON RIVER ACQUISITION

ISS Recognizes Financial and Strategic Benefits of Transaction

     Coeur d’Alene, Idaho, September 15, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today announced that Institutional Shareholder Services (ISS), a leading U.S. independent proxy advisory firm, recommended that Coeur shareholders vote FOR the proposals to approve the reorganization plan and issue shares that are necessary to complete the acquisition of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). Coeur shareholders are scheduled to vote at a Special Meeting of Shareholders on September 30, 2004.

     In its September 14, 2004 report, ISS, which provides voting recommendations to hundreds of major institutional investment firms, mutual funds, and other fiduciaries, concluded that:

“From Coeur shareholders’ perspective, and based on the financial and strategic benefits of this transaction, we believe that the reorganization and increase in authorized shares warrants shareholder support.”*

     Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur d’Alene, said, “We are pleased that ISS recommends that Coeur shareholders vote FOR the proposals necessary to complete the acquisition of Wheaton River. This is an important development, which independently confirms the many financial and strategic benefits we see in a Coeur-Wheaton River combination. We remain committed to completing the transaction and we urge all Coeur shareholders to vote FOR these proposals so we can begin delivering the benefits of the combination to shareholders of both companies.”

     CIBC World Markets Inc. and J.P. Morgan Securities Inc. are acting as dealer managers for the Wheaton River offer.

     Wheaton River and Coeur shareholders can obtain more information about the offer or about the Special Meeting by contacting MacKenzie Partners, Inc., which is serving as information agent, by calling (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

*Permission to use quotation from ISS was neither sought nor obtained.

Cautionary Statement

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s shareholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase is being made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. This communication also is not a solicitation of proxies from any securities holder of Coeur or Wheaton River. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO and has filed the Canadian offer materials with Canadian securities regulators. Coeur also has filed a registration statement on Form S-4 which contains a combined proxy statement/prospectus relating to a special meeting of Coeur shareholders to consider certain matters relating to the proposed Coeur-Wheaton River combination and includes information regarding the participants in the related proxy solicitation. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, THE OFFER AND CIRCULAR MAILED TO CANADIAN SHAREHOLDERS AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov (for materials filed with the SEC) and on SEDAR, www.sedar.com (for materials filed with Canadian securities regulators). In addition, you may obtain offer materials and any related proxy statement/prospectus (as they become available)materials and the other documents filed by Coeur with the SEC and the Canadian securities regulators by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala Chief Financial Officer 208-769-8152

Mitchell J. Krebs Vice President Of Corporate Development 773-255-9808

Tony Ebersole Investor Relations 800-523-1535

Judith Wilkinson / Matthew Sherman Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

Dan Burch / Steve Balet MacKenzie Partners, Inc. 212-929-5500